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THE SPORTS AUTHORITY 401(k) RETIREMENT PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES As of December 31, 2004 and 2003 and for the Year ended December 31, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File No. 001-31746

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

The Sports Authority 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Sports Authority, Inc.
1050 West Hampden Avenue,
Englewood, Colorado 80110

(303) 200-5050
(Registrant's telephone number, including area code)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, The Sports Authority, Inc., as plan administrator, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE SPORTS AUTHORITY, INC.
Date: June 29, 2005	By:	/s/ THOMAS T. HENDRICKSON Chief Financial Officer, Chief Administrative Officer and Treasurer

THE SPORTS AUTHORITY 401(k) RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
As of December 31, 2004 and 2003 and for the Year ended December 31, 2004

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
The Sports Authority 401(k) Retirement Plan

        We have audited the accompanying statements of net assets available for benefits of The Sports Authority 401(k) Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) schedule of assets (held at end of year) as of December 31, 2004, and (2) Delinquent Participant Contributions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Denver, CO
June 28, 2005

THE SPORTS AUTHORITY 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets
Investments, at fair value	$53,443,265	$37,878,976
Receivables:
Contributions from plan participants	138,388	105,883
Contributions from employer	65,274	60,321

Total receivables	203,662	166,204

Total assets	53,646,927	38,045,180
Liabilities
Excess contributions payable	459,530	—

Net assets available for benefits	$53,187,397	$38,045,180

See accompanying notes to financial statements.

THE SPORTS AUTHORITY 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$87,677
Interest income and other income	407,694

Net investment income	495,371

Contributions:
From plan participants	4,477,795
From employer	2,015,152
From rollovers and other	204,062

Total contributions	6,697,009

Transfer of plan assets from Gart Sports Company Savings Plan	19,080,037

Total additions	26,272,417
Deductions
Benefit payments	10,973,349
Administrative fees	156,851

Total deductions	11,130,200

Increase in net assets available for benefits	15,142,217
Net assets available for benefits at beginning of year	38,045,180

Net assets available for benefits at end of year	$53,187,397

See accompanying notes to financial statements.

THE SPORTS AUTHORITY 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 1—PLAN DESCRIPTION

        On August 4, 2003, a wholly-owned subsidiary of Gart Sports Company completed a merger with The Sports Authority, Inc. (TSA), and Gart Sports Company was renamed The Sports Authority, Inc. The references made to the entities herein refer to The Sports Authority, Inc. (formerly Gart Sports Company, which is also referred to as "Sports Authority" or "Company"). TSA refers to the former The Sports Authority, Inc. In connection with the merger, the Company adopted TSA's 401(k) Savings and Profit Sharing Plan (the "Plan"). On January 1, 2004, the Gart Sports Company Savings Plan was merged into the Plan and renamed The Sports Authority, Inc. 401(k) Retirement Plan (the "Retirement Plan"), covering employees of the combined companies. The following provides a description of the Company's Retirement Plan, as well as significant changes resulting from the merger of the Plan into the Retirement Plan on January 1, 2004. This description provides only general information and participants should refer to the various plan documents for a more complete description of plan provisions.

General

        The Plan is a voluntary, defined contribution plan available to TSA employees through December 31, 2003 and the Company's employees for the year ended December 31, 2004. Prior to the merger, employees were eligible to participate in the Plan upon attaining 21 years of age and completion of 1,000 hours of service within a 12-month period. Following the merger of the Plan into the Retirement Plan, full-time and part-time employees of the Company are eligible to participate in the Retirement Plan if they are 21 years of age or older and have completed three months of service with the Company.

        The Plan and the Retirement Plan are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        For the 2003 plan year, Cigna Retirement and Investment Services ("Cigna") acted as the trustee and recordkeeper, of the Plan. Cigna remained as recordkeeper and trustee of the Retirement Plan. Following its acquisition of Cigna in April 2004, Prudential Retirement, a business of Prudential Financial, Inc., became the recordkeeper and trustee of the Retirement Plan. The plans' administrator since the August 4, 2003 merger date is the Company's 401(k) Fiduciary Committee.

Contributions

        In January 2003, the Plan was amended to provide for before-tax contributions only. Additionally, the amendment increased TSA's matching contribution to 100 percent of the first three percent of eligible compensation contributed by participants, and 50 percent of the next two percent of compensation. As a result of this amendment and the increase in TSA's matching contribution, the Plan became a Safe Harbor plan in 2003. In addition to matching contributions, the Plan and Retirement Plan provide for discretionary employer contributions to a participant's accounts. No discretionary contributions were made in 2004.

        Following the merger of the plans, participants may contribute up to 15% of compensation on a before-tax basis. The Company matches 100% of participant contributions, up to a maximum of 3% of compensation. The Retirement Plan is not a Safe Harbor plan.

        Under both the Plan and the Retirement Plan, participants may elect to change daily the amount of employee contributions made, as well as change the percentage allocated to each fund. Participants may also elect to discontinue contributions immediately with proper notification to the plan administrator, and may subsequently resume contributions without penalty. Prior to the August 4, 2003 merger date, participants could elect to invest some or all their account balance in TSA's common stock. This investment alternative was discontinued upon the merger.

Vesting

        Under the Plan, participants vested 100% in employee contributions and related investment earnings, as well as 100% in TSA matching contributions. Under the Retirement Plan, participants vest 100% in employee contributions and related investment earnings, and generally vest in Company contributions at the rate of 20% per year of service with full vesting after five years; however, former TSA employees who remained employed with the Company following the merger vested 100% in Company matching contributions under a grandfather provision as of the date of the merger.

Investments

        Participants direct the investment of their contributions into various investment options offered by the Retirement Plan. Company contributions made on behalf of the participant are invested in the Retirement Plan according to each participant's currently effective investment election. The Retirement Plan currently offers 17 mutual funds as investment options for participants.

Participant Accounts

        Each participant's account is credited with the participant's contributions, matching and discretionary employer contributions, allocated investment earnings and administrative expenses. Allocations are based on the participant's account balances or earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant's account.

Payment of Benefits

        Following the merger of the plans, a participant is permitted to make cash withdrawals from his account while still employed by the Company in the following events: (i) the participant has attained the age of 59 1/2, (ii) the participant has met the hardship rules as defined in the Retirement Plan, or (iii) the withdrawal relates to contributions which were designated as after-tax contributions under the Plan or other previously-merged plans, or were rollover contributions from another plan.

        Upon termination of employment, the participant may elect to receive partial or full distribution of his vested account balance. Such distribution may be subject to an early withdrawal payment of 10% under the provisions of the Internal Revenue Code. In the event the participant does not elect to receive a distribution of his account balance, the balance will be paid out on April 1 of the calendar year following the calendar year in which the participant attains the age of 70 1/2. Withdrawals and distributions are paid in cash, except where the participant elects to take the distribution in stock to the extent that the participant's account consists of shares of Company common stock. Participant account balances of less than $5,000 are distributed automatically on termination. Effective March 28, 2005, participant account balances of less than $1,000 are distributed automatically on termination.

Participant Loans

        Participants may request a loan from their account balance subject to certain conditions, including a minimum loan of $1,000 and a maximum loan not to exceed the lesser of $50,000 or 50% of the participant's vested balance. No more than one loan may be outstanding to any participant at any time. The term of any loan shall range from one to five years, except loans for the purpose of purchasing a primary residence, which may be for a maximum of 15 years under the Retirement Plan. Participant loans originating under the Plan bear interest at the prime rate, while loans made under the

Retirement Plan bear interest at the prime rate plus one percent. Principal and interest is paid ratably through payroll deductions.

Profit Sharing Provisions

        The Plan included a profit-sharing benefit whereby all eligible employees of TSA received employer contributions equal to at least one percent of their eligible compensation for each year. Profit-sharing contributions were invested in The Sports Authority Common Stock Fund until the employee fully vested, at which time the investment could be redirected by the participant. Vesting in TSA's profit sharing contribution was not accelerated upon change in control from the TSA merger, and accordingly the five-year service requirement under the Plan is still applicable. As a result of the increase in employer matching 401(k) contributions and the conversion to a Safe Harbor plan in 2003, profit sharing contributions were discontinued in 2003. Existing account balances invested in TSA common stock were converted at the merger date into common stock of the new Sports Authority consistent with the exchange ratio of 0.37 of new Sports Authority stock for each share of TSA common stock.

        The Retirement Plan does not contain a profit-sharing provision.

Forfeitures

        Forfeitures are used to reduce the Company's 401(k) or profit sharing contributions and, if so elected by the Company, to reduce administrative expenses. Forfeitures of $285,515 were used to reduce Company contributions for the year ended December 31, 2004. The amount of forfeitures available to reduce future contributions or administrative expenses were $6,989 and zero as of December 31, 2004 and December 31, 2003, respectively.

Plan Expenses

        Expenses of administering the Retirement Plan may be paid by either the employer or by the Retirement Plan. For the year ended December 31, 2004, the Company paid approximately $4,000 in fees. Other administrative fees, processing fees for loans, in-service withdrawals and other services, commissions and transaction charges are charged to the participants' accounts.

Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Retirement Plan to discontinue its contributions and to terminate the plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in both 401(k) and profit sharing contributions made by the Company.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements are prepared on the accrual basis of accounting.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition—Investments are stated at fair value. Common stock is valued at the quoted market price. Mutual funds are valued at quoted market prices, which represent the net asset values of shares held at year-end. Participant loans are valued at their outstanding balances, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Excess Contributions Payable—The Retirement Plan is required to return contributions received during the year in excess of the Internal Revenue Code limits. Contribution refunds payable to participants because of non-discrimination testing results as of December 31, 2004 are $459,530 and are included on the statement of assets available for benefits.

        Risks—Investments are exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participant account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 3—INVESTMENTS

        The fair value of individual investments that represent 5% or more of net assets available for benefits as of December 31, 2004 and 2003, are as follows:

	December 31,
	2004	2003
Prudential Retirement Insurance & Annuity Co.:
Guaranteed Income Fund	$9,498,652	$5,777,336
Oakmark Equity & Income CL 1	7,348,641	4,645,271
Large Cap Value Fund/Wellington Management	11,011,270	8,425,010
Mid Cap Value Fund/Wellington Management	3,347,150	2,885,025
Dryden S&P Index Fund	3,578,985	—
Core Plus Bond/PIMCO Fund	3,105,367	—
The Sports Authority, Inc.
Common Stock *	6,580,744	12,786,773

*
Includes non participant-directed amounts.

        Information about net assets that include non participant-directed amounts as of December 31, 2004 and 2003, and the significant changes in those assets during the year ended December 31, 2004, are as follows:

The Sports Authority, Inc. Common Stock:

Balance as of December 31, 2003	$12,786,773
Changes in asset balance:
Net depreciation in fair value of investments	(3,765,816)
Loan activity	(136,282)
Administrative fees and expenses	(111,074)
Fund transfers	(214,618)
Benefit payments	(1,978,239)

Total changes	(6,206,029)

Balance as of December 31, 2004	$6,580,744

        The Retirement Plan's investments (including investments bought, sold and held during the year) appreciated in fair value for the year ended December 31, 2004 as follows:

Mutual funds	$3,853,493
Common stock	(3,765,816)

Net appreciation in fair value of investments	$87,677

NOTE 4—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of the participant loans per the financial statements to the Form 5500 as of December 31, 2004. The reconciliation is necessary, as delinquent loans are deemed distributions on the Form 5500 but not in the financial statements.

Participant loans per the financial statements	$1,448,717
Delinquent loans deemed distributions	(2,890)

Participant loans per the Form 5500 (unaudited)	$1,445,827

        The following is a reconciliation of distributions to plan participants per the financial statements to the Form 5500 for the year ended December 31, 2004.

Year Ended December 31, 2004
Distributions to plan participants per the financial statements	$10,973,349
Delinquent loans deemed distributions	2,890

Distributions to plan participants per the Form 5500 (unaudited)	$10,976,239

NOTE 5—INCOME TAX STATUS

        The Plan has received a determination letter from the Internal Revenue Service dated July 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter, and was merged into the new Retirement Plan on January 1, 2004; however, the plan administrator believes the Retirement Plan is being operated in compliance with the applicable requirements of the Code, and is therefore qualified and the related trust tax exempt. Therefore, no provision for income taxes has been included in the financial statements. The Company is currently in the process of filing with the Internal Revenue Service an application for determination of the qualified status of the Retirement Plan.

NOTE 6—EXEMPT PARTY-IN-INTEREST TRANSACTIONS

        Certain Retirement Plan investments are in funds that are managed or maintained by Prudential or its subsidiaries and affiliates. Prudential is also the trustee of the fund and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Retirement Plan for investment management services were included as a reduction of the return earned on each fund.

        As of December 31, 2004 and 2003, the Retirement Plan and the Plan held 255,563 and 332,989 shares of Sports Authority common stock valued at $6,580,744 and $12,786,773, respectively. During the year ended December 31, 2004 there were no dividends from the TSA common stock.

NOTE 7—NONEXEMPT PARTY-IN-INTEREST TRANSACTION

        The Company remitted certain January 2004 participant contributions of $352,855 to the trustee later than required by the D.O.L. Regulation 2510.3-102. Participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

THE SPORTS AUTHORITY 401(k) RETIREMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Prudential Retirement Insurance & Annuity Co.	Guaranteed Income Fund	**	$9,498,652
		Oppenheimer Cap Apprec CL A	**	1,081,548
		Dryden S&P Index Fund	**	3,578,985
		Mid Cap Growth/Artisan Partners	**	1,254,726
		Mid Cap Value/Wellington Management	**	3,347,150
		Small Cap Value/Perkins Wolf McDonnell	**	1,095,257
		Nations International Val CL A	**	1,403,976
		Core Plus Bond/PIMCO Fund	**	3,105,367
		Oakmark Equity & Income CL 1	**	7,348,641
		Retirement Goal Fund	**	17,831
		Retirement Goal 2010 Fund	**	36,825
		Retirement Goal 2020 Fund	**	87,993
		Retirement Goal 2030 Fund	**	59,772
		Retirement Goal 2040 Fund	**	57,785
		Large Cap Value/Wellington Management	**	11,011,270
*	Manager's Fund	Managers Special Equity	**	792,713
*	American Funds	American Funds—Euro Pacific Growth	**	1,635,313
*	The Sports Authority, Inc.	Common Stock	$4,822,295	6,580,744
	Participant loans	Interest rates ranging from 4.75% to 10.25%, maturing from 2005 to 2018		1,448,717

	Total investments (held at end of year)			$53,443,265

*
Denotes a party-in-interest to the Retirement Plan (Note 6).

**
Cost information is not presented as investment is participant-directed.

THE SPORTS AUTHORITY 401(k) RETIREMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4a—
DELINQUENT PARTICIPATION CONTRIBTIONS
For The Year Ended December 31, 2004

        Line 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
The Sports Authority, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The January 2004 participant contribution was deposited later than required.	$352,855

INDEX TO EXHIBITS

Exhibits
23.1	Consent of Deloitte & Touche LLP